UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Preliminary Proxy Statement	☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

PURE BIOSCIENCE, INC.

(Name of Registrant as Specified In Its Charter)

Richmont Corporation

John P. Rochon

Theodore Coburn

C. James Jensen

Thomas J. Reynolds

Dr. Martin Kassir

Jeffrey P. Bash

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 24, 2012

THE COALITION TO SAVE PURE

                    , 2012

Dear Fellow Stockholder:

The Coalition to Save Pure (the “Coalition”) is dismayed with the performance of Pure Bioscience, Inc. (the “Company” or “Pure”) and believes that the Company’s Board of Directors has failed to pursue an effective strategy to successfully commercialize the silver dihydrogen citrate (“SDC”) germ-killing molecule. Since acquiring the rights to SDC technology 11 years ago, the value of the Company’s stock has declined substantially, and we believe that replacing the Board is necessary to put the Company on a course of maximizing stockholder value.

We are seeking your support at the annual meeting of stockholders of the Company (the “Annual Meeting”) scheduled to be held at [    ] on July 25, 2012 at [    ] local time, for the following:

1.	To elect the Coalition’s slate of six director nominees to the Board of Directors of the Company in opposition to the slate of director nominees proposed by the incumbent members of the Board of Directors of the Company, and

2.	[To ratify the appointment of Mayer Hoffman McCann P.C. as the Company’s independent auditors for the fiscal year ending July 31, 2012.]

We urge you to carefully consider the information contained in the attached proxy statement and to support our nominees for director by signing, dating and returning the enclosed WHITE proxy card today. The attached proxy statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [    ], 2012.

If you have already voted for nominees on the [    ] proxy card, you have every right to change your vote to our nominees by signing, dating and returning the enclosed WHITE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed below. Thank you for your consideration.

Sincerely,

THE COALITION TO SAVE PURE

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Coalition’s proxy materials, please contact
MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or

CALL TOLL FREE (800) 322-2885

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting
The attached proxy statement and WHITE proxy card are available at
www.[    ].com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED FEBRUARY 24, 2012

ANNUAL MEETING OF STOCKHOLDERS

OF

PURE BIOSCIENCE, INC.

PROXY STATEMENT

OF

THE COALITION TO SAVE PURE

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The Coalition to Save Pure is writing to seek your support for the election of our six director nominees to the Board of Directors (the “Board”) of Pure Bioscience, Inc., a Delaware corporation (the “Company” or “Pure”) at the annual meeting of stockholders of the Company (the “Annual Meeting”) scheduled to be held at [    ] on July 25, 2012 at [    ] local time, including any adjournments or postponements thereof and any meeting that may be called in lieu thereof. This proxy statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [    ], 2012.

This proxy statement and the enclosed WHITE proxy card are being furnished in connection with the solicitation of proxies from the stockholders of the Company for the following:

1.	To elect the Coalition’s director nominees, Jeffrey P. Bash, Theodore J. Coburn, C. James Jensen, Dr. Martin Kassir, Thomas J. Reynolds, Ph.D, and John P. Rochon (collectively, “our nominees”), to serve as directors on the Board, in opposition to the nominees proposed by the incumbent members of the Board of Directors of the Company (the “incumbent nominees”);

2.	[To ratify the appointment of Mayer Hoffman McCann P.C. as the Company’s independent auditors for the fiscal year ending July 31, 2012.]

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as of [    ] (the “Record Date”). The mailing address of the principal executive offices of the Company is 1725 Gillespie Way, El Cajon, California 92020. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of [    ], there were [    ] shares of common stock, par value $0.01 per share outstanding. The members of the Coalition own an aggregate of [    ] shares as of the Record Date. The members of the Coalition intend to vote such shares FOR the election of our nominees, as described in this proxy statement.

The Coalition to Save Pure consists of Jeffrey P. Bash, Theodore J. Coburn, C. James Jensen, Dr. Martin Kassir, Thomas J. Reynolds, Ph.D, John P. Rochon and Richmont Corporation.

THIS SOLICITATION IS BEING MADE BY THE COALITION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE COALITION IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS (OF WHICH THE COALITION IS NOT AWARE A REASONABLE TIME BEFORE THIS SOLICITATION) BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE COALITION URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES. DO NOT SEND BACK ANY [    ] PROXY CARD SENT TO YOU BY PURE MANAGEMENT, EVEN TO VOTE AGAINST THEIR NOMINEES.

IF YOU HAVE ALREADY SENT A [    ] PROXY CARD FOR THE INCUMBENT NOMINEES, YOU MAY REVOKE THAT PROXY AND VOTE FOR OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

The attached proxy statement and WHITE proxy card are available at

www.[    ].com

IMPORTANT

Your vote is important, no matter how many Pure shares you own. We urge you to sign, date and return the enclosed WHITE proxy card today to vote FOR the election of our nominees.

•	If your shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Coalition c/o MacKenzie Partners, Inc., in the enclosed envelope today.

•

If your shares are held in a brokerage account or bank, you are considered the “beneficial owner” of the shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without receiving your instructions on the WHITE voting form.

•

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

Since only your latest-dated proxy card will count, we urge you not to return any [    ] proxy card you receive from the Company. Even if you return the [    ] proxy card marked “withhold” or “abstain” as a protest against the incumbent nominees, it will revoke any proxy card you may have previously sent to the Coalition. Remember, you can vote for our nominees only on our WHITE proxy card. So please make certain that the latest-dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Coalition’s proxy materials, please contact MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

proxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

CAUTIONARY STATEMENT REGARDING PLANS OF OUR NOMINEES AND OTHER

FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, statements containing words such as “may,” “will,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our expectations, objectives, plans or intentions, including if our nominees are elected, are forward-looking, and our nominees may not be able to effect the plans we outline. Our forward-looking statements are based on our current intent, belief, expectations and estimates regarding the Company and regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

REASONS FOR SOLICITATION

For more than a decade, Pure Bioscience, Inc. (“Pure” or the “Company”) has owned rights to an innovative, nontoxic antimicrobial molecule (silver dihydrogen citrate, or “SDC”). We believe there is viable market opportunity for SDC in several industries internationally, including water treatment and industrial applications in the energy sector. In spite of these opportunities, Pure’s leadership has:

•	amassed substantial operating losses in 14 of the past 15 fiscal years since going public in August 1996;

•	failed to develop an effective go-to-market strategy for SDC;

•

paid total compensation to executive management and board members exceeding Pure’s revenues—for the fiscal year ended July 31, 2011, CEO Michael Krall’s cash compensation alone exceeded the Company’s revenue;

•	delivered to stockholders a steep decline in share price and significant and accelerating dilution.

Since acquiring the rights to the SDC technology 11 years ago, Pure has reported less than $6 million in total SDC sales revenue. Meanwhile, Pure’s own investor materials have estimated that the addressable market size for worldwide SDC industrial applications alone is in the billions of dollars. Unfortunately for stockholders, operating losses have substantially exceeded relatively flat revenues during this period and are escalating:1

In light of these facts, we find the Company’s performance unacceptable. It is clear that bringing SDC from the laboratory into the “real world” will require a proactive and capable board and management team. After 11 years, stockholders have good reason to ask themselves: How long is too long?

The Coalition to Save Pure believes that this poor sales performance is a result of the Company’s lack of an effective sales and marketing strategy. In this regard, we believe that it was a mistake for the Company to purportedly terminate sales and marketing agreements it had entered into with an affiliate of one of our nominees, John Rochon, and Richmont Corporation, a participant in our solicitation. We believe these arrangements facilitated a broader marketing platform for SDC. For information about Pure’s relationships with affiliates of Richmont and related litigation, see “Additional Nominee Information.”

[1]	Source: February 17, 2011 LHA Life Sciences & Med Tech Day Investor Presentation, slide 25.

For years, Pure’s management has issued press release after press release touting anticipated sales, deals or impending breakthroughs that have failed to materialize. But stockholders’ hopes for SDC have gone unfulfilled. Operating losses during the past 15 years have totaled more than $55 million, over half of which were borne in the past four fiscal years.

Despite a lack of meaningful revenue and a history of operating losses, Pure’s management has rewarded itself and other insiders with compensation and equity awards that exceed even the standard of the companies it has claimed as peers in its SEC filings.

Based on Pure’s SEC filings, in the six years ended July 31, 2011 those who exercised stock options reaped $20.9 million in intrinsic value gains (the excess of the market price of the stock at the time of exercise over the option exercise price), including about $3 million for CEO Michael Krall alone.

During the past four fiscal years, while Pure suffered nearly $30 million in operating losses, CEO Michael Krall and other directors and executives were awarded approximately $7.6 million in total compensation, and Pure optionholders realized approximately $17 million in intrinsic value gains on option exercises related to past option awards.

The “peer group” that Pure has used to try to justify its executive compensation includes companies such as drug development firms that have substantially larger market capitalizations. As of February 22, 2012, Pure’s market capitalization is approximately 10% of the average of its purported peer group. This size differential makes the cost of capital to pay the 50th percentile compensation level (Pure’s stated target level) significantly more burdensome to Pure than to its purported peers. Furthermore, the intrinsic value of options exercised during the five most recent fiscal years by all Pure optionholders was more than five times the purported peer group average per company.

Compounding these excesses, Pure implemented a program in late 2004 to materially cut outstanding option exercise prices (without stockholder approval) for eight officers and directors from $1.90 to $3.20 down to $0.53 ($0.50 for two people) per share on 2.9 million options. This measure alone cost the Company up to $4.5 million in lost option exercise proceeds, money that is sorely needed now.

Pure’s generous equity compensation for management, diminished revenues and bloated operating expenses have combined to cause substantial stockholder dilution and an 82% drop in share price during the 12-month period ended February 22, 2012, and an even larger drop from its highs in 2007 and 2010 of $8.72 and $3.74, respectively. Pure had approximately six million shares outstanding when it acquired the SDC technology in November 2000 and a market capitalization of approximately $15.5 million. Today, with approximately the same market capitalization and with the shares already announced as sold to Lincoln Park Capital Fund under the recent financing, Pure now has about 43 million shares outstanding—seven times the November 2000 amount— with the stage set (at the current price level) for substantial further dilution if the full amount of the deal is raised.

The Coalition to Save Pure brings stockholders an alternative to more of the same: A new board of directors who will bring much-needed change for the benefit of all stockholders.

Our nominees are accomplished individuals who represent a broad range of expertise, including finance, operations, sales, marketing, science and technology. They will bring to Pure’s board decades of business experience across a spectrum of industries, including international business expertise.

If elected, our nominees plan to take the following initial steps:

•

Pursue water treatment and industrial applications for SDC such as biofilm utilized in oil and gas pipelines and energy infrastructure, and work directly with potential customers to test, prove, demonstrate and operationalize SDC within those applications. Our nominees believe that, while there are other viable market opportunities for SDC (such as agricultural, household and medical applications), water treatment and industrial applications are attractive due to the potential for use of higher volumes of SDC.

•	Identify and eliminate excess payroll, facility, vendor and other costs that do not support the Company’s business activities and make immediate reductions in Pure’s bloated overhead.

•

Replace CEO Michael Krall with a new CEO who is well qualified to guide Pure and support sales. We have identified an individual within the Company who we believe would serve well as an interim CEO if this individual were agreeable to do so. Meanwhile, we would conduct a search for a permanent CEO with executive management, customer service and international sales experience. We currently do not expect the participants in this solicitation to be candidates for the CEO position.

•	Initiate a forensic audit of Pure’s current contracts, business relationships and obligations and examine the role and compensation of every employee at the Company.

•

Initiate a program to provide needed technical implementation help to customers, particularly for potential industrial and water treatment applications. We believe that Pure has failed to adequately respond to potential customers’ requests for this type of assistance for water treatment applications in foreign countries, which has negatively impacted opportunities for these applications.

•

Take steps to shore up the Company’s capital structure, focusing on existing stockholders. Any capital plan will be subject to market conditions and needs of the Company at the time, but the nominees favor raising equity capital with existing stockholders, such as a rights offering, as a means of strengthening the balance sheet while providing stockholders the opportunity to maintain their percentage ownership of the Company.

•

Revive Pure’s international business prospects for SDC through re-establishing Pure’s relationship and terminating litigation with Richmont Sciences, LLC and emphasizing to the global commercial markets that Pure is prepared to negotiate arrangements for the production of SDC internationally as part of a new global sales strategy.

The voting stock of Richmont Sciences is wholly owned by nominee John Rochon, and Richmont Sciences is an affiliate of Richmont Corporation, a participant in our solicitation of proxies. For information about Pure’s relationships with affiliates of Richmont and related litigation, see “Additional Background and Nominee Information.”

We are aware that there are challenges facing the successful marketing of SDC. Antimicrobial products are subject to intense competition and governmental regulation, and many of the companies that produce these products are substantially larger, and have greater financial resources, than Pure. Further, Pure’s intellectual property rights in SDC are limited in duration and could be challenged. In spite of these challenges, we believe that with the right team, SDC has the potential to generate real value for Pure and its stockholders. We estimate that, if additional market penetration of $6 million in incremental annual revenues from fiscal 2011 could be achieved together with a reduction of cash operating expenses to levels that actually prevailed in 2007, Pure could be cash flow positive . We further believe that, simply, Pure’s incumbent board and CEO are the wrong team. They have had more than enough opportunity to prove themselves, but have saddled the Company with operating losses and inflicted substantially diminished share value upon stockholders.

We offer Pure’s long-suffering stockholders a choice: to continue with the same board and management which have delivered unacceptable results for many years, or to bring in new leadership, fresh perspectives and a departure from the past.

We believe that new leadership at Pure can unlock SDC’s potential for the benefit of the Company and its stockholders. We respectfully ask for your vote to provide that new leadership.

Sincerely,

THE COALITION TO SAVE PURE

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of six directors whose terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominees in opposition to the incumbent nominees. We timely and properly nominated our nominees pursuant to notice to the Company given in accordance with its bylaws. Each of our nominees has consented to being named as a nominee in this proxy statement and to serve as a director upon election. The Coalition knows of no reason why any of our nominees would not be able or eligible to serve as a director upon his election. However, if, at the Annual Meeting, any of our nominees is unable or unwilling to serve on the Board, the persons named as proxies will vote for a substitute candidate of their choosing.

Our Nominees

The table below sets forth biographical information and business experience during the past five years for each of our nominees. Directorships listed under the “Other Directorships held by Nominee” column are limited to directorships held during the past five years: (i) in any company with a class of securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); (ii) subject to the requirements of Section 15(d) of the Exchange Act; or (iii) in any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
Jeffrey P. Bash	11 Amy Drive Westfield, New Jersey 07090	70

From 1996 to the present, Mr. Bash has principally been a private investor and advocate for stockholder interests. From 2008 to the present, Mr. Bash has also worked as a consultant to the private equity firm, General Pacific Partners LLC of Newport Beach, CA, providing strategic planning, corporate finance, structure, analysis, research and report writing services. Since September 2011, Mr. Bash has been a Vice President of Richmont Corporation. Mr. Bash holds a Bachelor of Arts degree from Oberlin College.

The Coalition determined that Mr. Bash should serve as a director because of his over 30 years of experience in the insurance industry where he was a Corporate Vice President & Actuary of New York Life Insurance Company, becoming a Fellow of the Society of Actuaries from 1970 until his retirement in 1995. Mr. Bash’s analytical and problem-solving skills, experience with financial analysis and projections and risk management, decades of experience in the financial markets, and many years as a Company stockholder would provide valuable insight to the Board and the direction of the Company.

				None

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
Theodore J. Coburn	285 West Broadway Suite 200 New York, New York 10013	58

From 2006 to 2007, Executive Vice President of Edison Schools, Inc. a for profit education management organization for public schools where he was responsible for strategy, marketing, and new business development. From 2007 to 2008, Executive Vice President for Nations Academy, a network of international Pre-K to twelfth grade schools. From 2010 to the present, partner and director for Coburn Greenburg Partners an investment banking firm that provides strategic and corporate financing plans to clients. Mr. Coburn holds a BS degree from the University of Virginia and an MBA from Columbia University. Mr. Coburn also holds a Master of Divinity, a Master of Counseling Psychology and a Certificate of Advanced Studies in Cognitive Development from Harvard University.

The Coalition determined that Mr. Coburn should serve as a director due to his 30 years of experience in corporate finance, mergers and acquisitions, developmental stage finance and growth capital, global capital markets and equity underwriting, and securities marketing and distribution corporate finance experience. In addition, Mr. Coburn was actively involved in the mutual fund industry, having developed products in conjunction with various mutual fund complexes and having served for several years as a board member for several mutual funds. Mr. Coburn brings a wide range of experience in the financial sector that benefits the Company. Mr. Coburn’s experience in corporate finance and global capital markets would provide valuable insight to the Board and direction of the Company.

				Ramtron International Corp. from 2005 to the present. Allianz Global Investors (and predecessor organization acquired by Allianz) from 1991 to present.

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
C. James Jensen	650 Bellevue Way N.E. # 3704 Bellevue, Washington 98004	71

From 1981 to present Mr. Jensen has been a private investor and advisor to start up companies. From 1983 to present Mr. Jensen has been Co-Founder and managing partner of Mara Gateway Associates, LP, a privately owned real estate investment company. From 2006 to present Mr. Jensen has been co-managing partner of Stronghurst, LLC which provides advisory and financial services to emerging growth companies. Mr. Jensen currently serves on the board of directors for Aspen University, Inc.

The Coalition determined that Mr. Jensen should serve as a director because of his extensive experience as the former President and Chief Executive Officer of Grandtree Furniture Rental Corporation and Thousand Trails, Inc. and his expertise in marketing, developing gross sales revenue and advisory services to early stage public companies. Mr. Jensen spent 11 years with Encyclopaedia Britannica, Inc. serving as International Sales Manager and Senior Vice President and Chief Operating Officer of Great Books of the Western World. His experience in a variety of industries would provide the Board with a unique approach to understanding and solving complex corporate financial issues.

				Health Benefits Direct from 2006 to 2008 Sugarmade, Inc. from April 2011 to the present.

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
Dr. Martin Kassir	8335 Walnut Hill Lane Suite 140 Dallas, Texas 75231	45

Double board certified Dermatologist and Internist who specializes in aesthetic dermatology and laser procedures in the dermatology practice Dr. Kassir founded in 1999 and has conducted to the present. Dr. Kassir has lectured and conducted seminars on aesthetic dermatology procedures on six continents and has traveled to 80 countries. Dr. Kassir received his Doctor of Medicine from the University of Texas Southwestern Medical School and he completed an Internship and Residency in Internal Medicine at the University of Texas Southwestern Affiliated Hospitals (Parkland Hospital, Dallas VA Medical Center, Zale Lipshy University Hospital), as well as a Residency in Dermatology at Kansas University Medical Center. Dr. Kassir is a Diplomate of the American Board of Internal Medicine, a Diplomate of the American Board of Dermatology, a Fellow of the American Academy of Dermatology and a Fellow of the American Society for Laser Medicine & Surgery. Dr. Kassir serves on the Board of Directors and is also on the Mentorship Committee of the International Society of Dermatology.

The Coalition determined that Dr. Kassir should serve as a director because of his diverse perspective attributable to his medical education and practice. Dr. Kassir’s expertise would provide the Board with insight into the issues and opportunities for the Company’s products in the growing healthcare industry.

				None

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
Thomas J. Reynolds, Ph.D	South Bend Ave. #369 South Bend, Indiana 46637	64

For the last ten years to present, Mr. Reynolds has been a Managing Director for Strategic Research, Development and Assessment, LLC a strategic marketing company. From 1981 to the present, Mr. Reynolds has provided marketing consulting services to clients offering a variety of goods and services with a focus since 2007 on clients in the US, Canada, Russia, China, and France. Mr. Reynolds is the author of over 50 academic articles relating to marketing and advertising strategy, decision research methods and quantitative models with over 2,000 academic citations and four books in the marketing, advertising strategy, and decision research model fields. Mr. Reynolds is the inventor of two US patents, one for an interactive method and system for teaching decision making and the second for determining strategies for increasing loyalty of a population to an entity. During his career, Mr. Reynolds has been on the faculties of University of California, Berkeley, University of Texas at Dallas, Michigan State University, and the University of Notre Dame.

The Coalition determined that Mr. Reynolds should serve as a director due to his extensive experience and skills in strategic marketing and the over 25 years in academia he would bring to the Board. Also, Mr. Reynolds’ extensive research and skills in decision making methods would provide the Board with insight into comprehensive, multi-cultural customer decision making.

				None.

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee
John P. Rochon	2400 Dallas Parkway Suite 230 Plano, Texas 75093	60

Founder and Chairman of Richmont Holdings, Inc. a private investment and business management company that offers proprietary techniques for operational, financial, strategic business planning, marketing, and sales strategies for small and large companies since 2001. Since 2007, Mr. Rochon has led Richmont Holdings and procured sales and marketing relationships with a variety of companies including a paper product company, a gourmet coffee company, and a water company. Mr. Rochon is the Founder of Rochon Premium Brands line of gourmet foods. Mr. Rochon is an investor, member of the Board of Directors (since 2008), and member of the Conduct Review and Risk Policy Committee and the Human Resources and Compensation Committee of Jameson Bank, a chartered “Schedule I” financial institution regulated under the Federal Bank Act in Canada. Mr. Rochon holds a Bachelor of Science degree in chemistry and biology from the University of Toronto and holds a masters degree in business administration from the University of Toronto.

Mr. Rochon’s over 30 year career is replete with firsthand knowledge in operations, finance, and management through his involvement and affiliations with 250 different companies. His impressive resume reflects a depth of experience with both large and small companies, public and private, qualifying him uniquely for service on a company board. Mr. Rochon has worked for Chesebrough-Ponds (Unilever), Ecolab International, and Mary Kay, Inc. Mr. Rochon joined Mary Kay in 1980 and became chief financial officer in 1984. During 1985, Mr. Rochon arranged the financing and led the execution of the leveraged buyout of Mary Kay Cosmetics, Inc. Mr. Rochon served as Vice Chairman and Chief Financial Officer of Mary Kay from 1987 until 1991 and then served as Chairman and Chief Executive Officer from 1991 until 2001. Mr. Rochon, acting through Richmont Capital Partners I, together with Chartwell Associates, became the largest shareholder in Avon Products, Inc. During his career, Mr. Rochon, through various entities, has also managed the growth of companies in industries such as financial services, marketing, international

				Royal Appliance Manufacturing Co (1995-2003) AL International, Inc. (July 2011 to present)

Name	Business Address	Age	Principal Occupation(s) During Past 5 years	Other Directorships held by Nominee

trading, food services and office supplies. The Coalition determined that Mr. Rochon should serve as a director because the Board would benefit from Mr. Rochon’s extensive and diverse business experience, his entrepreneurial drive and his many relationships in various industries.

YOU ARE URGED TO VOTE FOR THE ELECTION OF OUR NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

ADDITIONAL BACKGROUND AND NOMINEE INFORMATION

On October 6, 2009, the Company entered into an Alliance Agreement with Richmont Sciences, LLC (“Sciences”) under which Sciences agreed to provide sales and marketing services to the Company for a commission based on the Company’s margin for products sold and related metrics. At any time following the second anniversary of the Alliance Agreement, the Company had the right to terminate the agreement upon payment to Sciences of the fair market value of commissions due Sciences under the Alliance Agreement. Mr. Rochon is the sole voting stockholder and Chairman of Sciences and its wholly owned subsidiary IV-7 Direct, LLC (“IV-7”).

In February 2010, the Company and Sciences agreed to a joint venture whereby Sciences would launch a direct sales program with an independent sales force as an additional channel for sales of Company products to consumers, and the two companies would equally share the profits and expenses of the program. Sciences launched the direct selling program through IV-7 in May 2010.

In September 2010, Sciences entered into a Commercial Sales Dealer Agreement (“Dealer Agreement”) with High Scope General Trading, LLC (“High Scope”), an entity unaffiliated with the Company and Sciences, under which High Scope agreed to act as an exclusive sales and marketing dealer for Sciences in various Middle Eastern countries for an initial term of ten years, provided that High Scope met yearly minimum sales requirements ($9 million in sales for 2011, increasing each year to approximately $21 million in 2020). Shortly thereafter, the Company, Sciences and High Scope entered into an addendum that made the Company a party to the Dealer Agreement and incorporated specified terms and conditions relating to the Company’s products. Sciences estimated that, if the 2011 minimum sales requirement under the Dealer Agreement were met with Company products, it would have earned approximately $2.5 million in commissions and proceeds under the Alliance Agreement and the direct sales program for the year.

In October 2010, a commercial dispute arose between the parties over a purchase order. In March 2011, the Company began to develop and market its own brand “Pure Hard Surface” which would be sold in competition with the IV-7 direct sales program and Alliance Agreement sales. Also in March 2011, the Company ceased providing its products under these agreements with Sciences, and the disagreement between the parties continued in the succeeding months. On April 25, 2011, the Company provided notice to Sciences of a purported breach of the Alliance Agreement. By letters dated June 27, 2011, the Company purported to terminate the Alliance Agreement, the agreement for the IV-7 direct sales program and its rights and obligations under the Dealer Agreement.

On June 29, 2011 the Company filed a complaint against Sciences in Superior Court of California, County of San Diego (East County Division) alleging that Sciences did not pay for specified products delivered under the agreements described above and seeking an accounting of the parties’ financial dealings. The complaint seeks approximately $360,000 in damages plus interest, fees and costs, as well as additional amounts the Company alleges would result from the accounting it seeks. We refer to this matter and the related lawsuits discussed below as the “proceeding.”

On June 30, 2011, Mr. William Rochon, the Vice Chairman and President of Richmont Corporation and the son of Mr. John Rochon, had a meeting with Mr. Krall, Chief Executive Officer of the Company, at Pure’s office in El Cajon, California. Mr. William Rochon, who was not aware of the complaint filed by Pure the previous day, asked Mr. Krall if he saw any way to resolve the commercial dispute, and Mr. Krall responded that he did not. Mr. William Rochon indicated to Mr. Krall that if the Company continued to treat its commercial partners poorly, its directors may face a proxy contest. Mr. Krall stated that he had faced several proxy contests and would oppose any such contest. Mr. Krall then informed Mr. William Rochon of the complaint in the proceeding filed by the Company against Sciences the preceding day.

On July 11, 2011, Mr. John Rochon sent a letter on behalf of a stockholder he controlled of the stockholder’s intention to nominate candidates for election as directors of Pure for terms expiring in 2013 and to solicit proxies from Pure’s stockholders to elect such candidates at the next annual or special meeting of the Company. The letter asserted that any attempt to impede the voting rights of stockholders would be contested.

On August 1, 2011, Sciences filed an answer to the complaint initially filed by the Company in the proceeding denying the claims made and asserting multiple affirmative defenses.

On September 29, 2011, the Stockholder gave notice to Pure in accordance with its bylaws of the Stockholder’s nomination of six individuals as its nominees to stand for election as directors of the Company for terms expiring in 2013. Between September 30, 2011 and October 13, 2011, Mr. John Rochon and Mr. Krall or their affiliates exchanged several letters regarding disclosures under the Alliance Agreement, the inspection of Pure’s books and records under Delaware law and director questionnaires.

On October 21, 2011, Sciences and Richmont Holdings, Inc. (“Holdings”), an affiliate wholly owned by Mr. Rochon, filed a cross-complaint against the Company in the proceeding, alleging breach of contract, tortious interference with contract, breach of fiduciary duty, violation of the California Uniform Trade Secrets Act and defamation. The cross-complaint seeks general and special damages, interest, fees and further relief as the court may deem just and proper. On November 15, 2011, the Company filed (and subsequently amended) a cross-complaint against Sciences and Holdings alleging fraud and breach of contract and seeking compensatory damages for an amount to be determined at trial and punitive damages, plus fees, costs and further relief as the court may deem just and proper.

As of the date of this proxy statement, discovery in the matter has commenced and a trial date of November 26, 2012 has been set.

The Coalition’s nominees believe that the commercial arrangements with Sciences and its affiliates at issue in the proceeding facilitate a broader marketing platform for SDC and therefore would be beneficial to Pure. If elected, our nominees intend to reestablish, to the extent possible, commercial relationships with Sciences and its affiliates. In the event that a commercial arrangement satisfactory to both Pure (and our nominees in their capacity as directors), on the one hand, and Sciences and its affiliates (which are controlled by one of our nominees), on the other hand, is reestablished, our nominees intend to terminate on behalf of the Company the litigation described above, and Sciences and its affiliates would also terminate the litigation on their own behalf. If elected, the Coalition’s nominees will owe fiduciary duties to the Company when making decisions regarding actions the Company will take.

Additional Nominee Information

Mr. Reynolds has been a business partner of Mr. Rochon’s and his affiliates for over 15 years. Recently, Holdings engaged Mr. Reynolds to provide strategic advisory services. Mr. Rochon and Mr. Reynolds expect that the total fees Mr. Reynolds will receive for providing these services will exceed $120,000. In September 2011, Mr. Bash was appointed Vice President of Richmont Corporation. Mr. Bash is not paid a salary for being a Vice President of Richmont Corporation.

In June 2009, Nukote International, Inc. (“NI”), a privately owned Delaware corporation and certain of its subsidiaries and affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Rochon was Chief Executive Officer, president and a director of NI at the time of filing and he held an approximate 59% beneficial equity interest in NI and its subsidiaries and affiliates through various limited partnerships.

Other than as set forth herein, there are no arrangements or understandings between our nominees and any other member of the Coalition or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of our nominees to be named in this proxy statement and to serve as a director of the Company upon election at the Annual Meeting. Our nominees who own shares as of the Record Date have informed the Coalition that they expect to vote such shares for our nominees.

Except as set forth herein, there are no material proceedings to which any of our nominees or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as set forth herein, none of the events enumerated in Item 401(f)(1)—(8) of the Exchange Act occurred during the past ten years with respect to our nominees.

Independence

We expect that, if elected, Messrs. Bash, Coburn, Jensen and Dr. Kassir would be determined by the Board to be independent directors under NASDAQ Stock Market listing standards. These standards include objective tests that can preclude a director from being considered as independent, as well as a subjective element under which the Board must determine that an independent director does not have a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of the subjective element, the Board would take into account facts and circumstances it deems relevant, including relationships such as those described above under “—Additional Nominee Information.” Accordingly, in making its assessment, the Board could make the subjective determination that a nominee is not independent under NASDAQ Stock Market listing standards as a result of such a relationship.

[PROPOSAL 2—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM]

[The Company has disclosed that the Audit Committee of the Board has selected Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the year ending July 31, 2012. The Company is submitting the selection of Mayer Hoffman McCann P.C. for ratification of and approval by the stockholders at the Annual Meeting.]

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each stockholder may cast one vote for each share that such stockholder held on the Record Date. Stockholders who sold shares before the Record Date or acquire them without voting rights after the Record Date may not vote such shares. [The Company has stated that it will make a list of stockholders on the Record Date available for inspection at the Company’s office at 1725 Gillespie Way, El Cajon, California 92020 for ten days before the Annual Meeting.]

Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of our nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

[According to the Company’s proxy statement for the Annual Meeting, the incumbent members of the Board of Directors of the Company intend to nominate the incumbent nominees for election as directors.] This proxy statement is soliciting proxies to elect our nominees and none of the incumbent nominees.

Quorum

The by-laws of the Company provide that the holders of a majority of the outstanding shares of stock entitled to vote, present in person or by duly authorized proxy, constitute a quorum for the transaction of business. A share present at the meeting, but for which there is an abstention or as to which a stockholder gives no authority or direction as to a particular proposal or director nominee, will be counted as present for the purpose of establishing a quorum. Please see “Broker Non-Votes” below.

Votes Required for Approval

Election of Directors. Pursuant to the by-laws of the Company and the Delaware General Corporation Law, if a quorum is present at the Annual Meeting, directors will be elected by a plurality of the votes of the Shares present in person or represented by proxy and entitled to vote on the election of directors. This means that the six persons who receive the highest number of “FOR” votes will be elected to fill the available seats on the Board. A properly executed proxy marked “withhold” with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such director nominee(s). Therefore, a proxy marked “withhold” with respect to a specific director nominee will result in such director nominee receiving fewer “FOR” votes.

[Ratification of Selection of Mayer Hoffman McCann P.C. The by-laws of the Company provide that the affirmative vote of a majority of the votes cast at the meeting, at which a quorum is present either in person or by proxy, is required to ratify the appointment of Mayer Hoffman McCann P.C.]

Broker Non-Votes

Proxies submitted by brokers that do not indicate a vote because they do not have discretionary authority and have not received instructions as to how to vote on a proposal are so-called “broker non-votes.” Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. However, applicable exchange rules preclude brokers from exercising voting discretion on “non-routine” matters without specific instructions from the beneficial owner. The contested nature of the election of directors renders all matters at the Annual Meeting “non-routine” and, as such, there should be no broker non-votes to be considered for quorum purposes or voted on any matter at the Annual Meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Coalition c/o of MacKenzie Partners, Inc. at the address set forth on the back cover of this proxy statement or to the Company at 1725 Gillespie Way, El Cajon, California 92020 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Coalition c/o MacKenzie Partners, Inc. at the address set forth on the back cover of this proxy statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of our nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this proxy statement is being made by the Coalition. Proxies may be solicited by mail, facsimile, telephone, Internet, e-mail, in person and by advertisements.

On behalf of the Coalition, Richmont Corporation has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. has received a retainer of $25,000 and will receive a subsequent fee to be mutually agreed upon after the completion of the engagement, together with reimbursement for its reasonable out-of-pocket expenses. Pursuant to their agreement, MacKenzie Partners, Inc. will also be indemnified against certain claims in connection with its retention. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie Partners, Inc. will employ approximately 25 persons to solicit the Company’s stockholders for the Annual Meeting.

The expense of preparing, assembling, printing and mailing this proxy statement and related materials and the cost of soliciting proxies for our nominees will be borne by Richmont Corporation. Costs of this solicitation of proxies are currently estimated to be approximately $500,000. It is estimated that through the date hereof, the expenses in connection with this solicitation are approximately $100,000. If successful, Richmont Corporation intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of our nominees to the Board at the Annual Meeting. Richmont Corporation does not intend to submit the question of such reimbursement to a vote of stockholders of the Company.

OTHER PARTICIPANT INFORMATION

Each member of the Coalition is considered or may be deemed a “participant” under the federal proxy rules in this solicitation.

Except as set forth in this proxy statement, (i) no participant is, or within the past year was, a party to any contract, arrangements or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding or proxies, and (ii) no participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Share Ownership

Set forth below are the names and specified ownership and other information with respect to each of the participants.

Name and Address of Beneficial Owner	Number of Shares Owned of Record (Percent of Class)(1)		Number of Shares owned Beneficially and Nature of Beneficial Ownership (Percent of Class)(1)	Principal Occupation or Employment and the Name, Principal Business and Address of Any Corporation or Other Organization in which Such Employment is Carried On
Jeffrey P. Bash 11 Amy Drive Westfield, New Jersey 07090	—		155,000† Direct	Management of personal investments and advocate for stockholder interests. 11 Amy Drive Westfield, New Jersey 07090

Theodore J. Coburn 416 Washington, Ste. 4E New York, New York 10013	—		—	Partner and director for Coburn, Greenburg Partners. 285 West Broadway Suite 200 New York, New York 10013

C. James Jensen 650 Bellevue Way N.E. #3704 Bellevue Washington 98004	75,624	†	75,624† Direct	Co-founder and managing partner of Mara Gateway Associates, LP and co-managing partner of Stronghurst, LLC. 650 Bellevue Way N.E. #3704 Bellevue, Washington 98004

Dr. Martin Kassir 10807 Camellia Dallas, Texas 75230	—		—	Dermatologist and Internist Mona Lisa Dermatology & Plastic Surgery, P.A. 8335 Walnut Hill Lane Suite 140 Dallas, Texas 75231

Thomas J. Reynolds, Ph.D	—		—	Managing Director for Strategic Research, Development and Assessment, LLC. South Bend Ave. # 369 South Bend, Indiana 46637

Richmont Corporation 400 Dallas Parkway Suite 230 Plano, Texas 75093	77,147	†	77,147† Direct	Private investment and business management company. 2400 Dallas Parkway, Suite 230 Plano, Texas 75093

John P. Rochon	—		77,147† Indirect*	Founder and Chairman of Richmont Holdings, Inc. and Richmont Corporation. 2400 Dallas Parkway, Suite 230 Plano, Texas 75093

(1)

Percentages were calculated on the basis that 41,521,750 shares of Common Stock were outstanding as of December 13, 2011 as disclosed by the Company in its Form 10-Q for the quarterly period ended October 31, 2011 filed with the SEC on December 15, 2011.

†	Indicates less than one percent.
*	John P. Rochon, as the individual majority stockholder of 75% of Richmont Corporation, has beneficial ownership of 77,147 shares of common stock. Nick G. Bouras owns 25% of the Richmont Corporation. A family member of Mr. Rochon’s (who does not share his household) owns an additional 3,240 shares of the Company.

Transactions in Common Stock

The following tables set forth information with respect to all purchases and sales of securities by the participants during the past two years (numbers in parentheses indicate sales):

	Jeffrey P. Bash		C. James Jensen	Richmont Corporation(2)
5/6/10	8,200

8/20/10	4,200	(1)

11/19/10	13,200	(1)

1/21/11	2,600

5/20/11	10,100	(1)

8/19/11	4,900	(1)

5/28/10			45,062

6/1/10			4,938

9/22/10			11,860

9/23/10			45,540

9/28/10			43,400

9/29/10			42,085

9/30/10			7,115

1/20/11			50,000

5/17/11			(20,000)

8/8/11			(2,635)

8/9/11			(30,958)

8/11/11			(10,000)

8/12/11			(7,000)

8/15/11			(12,000)

8/16/11			(5,402)

8/19/11			(15,381)

11/11/11			(12,200)

11/14/11			(12,800)

12/16/11			(46,000)

5/25/11				15,000

5/26/11				28,571

5/31/11				33,576

(1)

Mr. Bash acquired referenced ownership of these shares by virtue of the exercise of put options on the Company’s stock sold to third parties in market trades by Mr. Bash. Mr. Bash also sold call options on 4,000 shares of the Company’s stock on October 29, 2010 and on 8,500 shares on March 22, 2011, none of which were exercised.

(2)

Mr. Rochon acquired referenced ownership of these shares through a partnership controlled by him. On July 21, 2011, record ownership of these shares was transferred to Richmont Corporation, which is also controlled by Mr. Rochon.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

Other than as discussed above, the Coalition is not aware of any other matters to be considered at the Annual Meeting. However, should other matters of which the Coalition is not aware a reasonable time before this solicitation be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion, including, without limitation, nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement.

Stockholder Proposals and Nominations

The Company’s by-laws provide that stockholder proposals and nominations sought to be included in the Company’s proxy statement for the 2013 annual meeting of stockholders (pursuant to Rule 14a-8 of the SEC’s rules) must be submitted to the Company no earlier than [    ] and no later than [    ] , unless the date of the Company’s 2013 annual meeting is more than 30 days before of after [    ], in which case the proposal or nomination must be submitted to the Company no later than the later of (a) the 90th day prior to such annual meeting or (b) the 15th day following the day on which public announcement of the date of such meeting is first made. The Company’s by-laws provide that stockholder proposals and nominations not sought to be included in the Company’s proxy statement for the 2013 annual meeting of stockholders must be submitted no later than 90 days prior to the date of the annual meeting.

The information set forth above regarding the procedures for submitting stockholder proposals and nominations for consideration at the 2013 Annual Meeting is based on information contained in the Company’s by-laws on file with the SEC. The inclusion of this information in this proxy statement should not be construed as an admission by the Coalition that such procedures are legal, valid or binding.

Use of Company Information

This proxy statement does not include certain disclosure that is or is expected to be included in the Company’s Annual Report or Form 10-K for the fiscal year ended July 31, 2011 and proxy statement relating to the Annual Meeting. This disclosure includes, among other things, information about the Company’s current directors, including committee membership and compensation, information concerning executive compensation and other important information. Although the Coalition does not have any knowledge indicating that any statement made by it herein is untrue, the Coalition does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on the Coalition’s behalf, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

The information concerning the Company contained in this proxy statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Pure you own, please give the Coalition your proxy FOR the election of our nominees by taking three steps:

•	SIGN the enclosed WHITE proxy card,

•	DATE the enclosed WHITE proxy card, and

•	MAIL the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this proxy statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

proxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED FEBRUARY 24, 2012

WHITE PROXY

PURE BIOSCIENCE, INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF

OF

THE COALITION TO SAVE PURE

THE BOARD OF DIRECTORS OF PURE BIOSCIENCE, INC.

IS NOT SOLICITING THIS PROXY

P            R             O            X            Y

The undersigned appoint(s) [    ] and [    ], and each of them, proxies with full power of substitution and with discretionary authority to vote all shares of common stock of Pure Bioscience, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Stockholders of the Company scheduled to be held at [    ], and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. Other than the [two] proposals set forth below, the Coalition is not aware of any other matters to be considered at the Annual Meeting. However, should other matters (of which the Coalition is not aware a reasonable time before this solicitation) be brought before the Annual Meeting, the herein named proxies will vote on such matters in their discretion. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 [AND IN THE DISCRETION OF THE HEREIN NAMED PROXIES OR THEIR SUBSTITUTES WITH RESPECT TO PROPOSAL 2].

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

The Coalition’s proxy statement and this WHITE proxy card are available at

www.[    ].com

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE

[X] Please mark vote as in this example

THE COALITION RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL NO. 1.

1.	APPROVAL OF THE COALITION’S PROPOSAL TO ELECT DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT
NOMINEES:	[ ]	[ ]	[ ]
Jeffrey P. Bash
Theodore J. Coburn
C. James Jensen
Dr. Martin Kassir
Thomas J. Reynolds, Ph.D
John P. Rochon

The Coalition intends to use this proxy to vote “FOR” Messrs. Bash, Coburn, Jensen, Reynolds, Rochon, and Dr. Kassir.

NOTE: If you do not wish for your shares to be voted “FOR” a particular Coalition nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining Coalition nominee(s).

[2.     APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY THE SELECTION OF MAYER HOFFMAN MCCANN P.C. AS THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]]

DATED:
(Signature)
(Signature, if held jointly)
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, CORPORATE OFFICERS, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME(S) APPEAR(S) ON THIS PROXY.